July 23, 2019

Via Electronic Submission

United States Securities and Exchange Commission
Division of Corporate Finance

100 F Street, N.E.
Washington, D.C. 20549

Re: Eagle Point Income Company Inc.; Registration Statement on Form N-2; Registration File Nos. 333-231921 and 811-23384

Dear Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, National Securities Corporation, as representative of the several Underwriters, hereby join in the request of Eagle Point Income Company Inc. that the effective date of the above- captioned Registration Statement be accelerated so that the same will become effective on July 23, 2019 at 3:00 p.m., New York City time, or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)             Date of preliminary prospectus: July 15, 2019

(ii)            Dates of distribution: July 15, 2019 through the date hereof

(iii)           Number of prospective underwriters to whom the preliminary prospectus was furnished: 4

(iv)           Number of prospectuses so distributed: approximately 550.

(v)            We have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

NATIONAL SECURITIES CORPORATION

By: National Securities Corporation

By: /s/ Jonathan C. Rich

Name: Jonathan C. Rich
Title: EVP